(Celgene Corporation letterhead)

Via fax and overnight mail

June 24, 2009

United States Securities and Exchange Commission
Vanessa Robertson, Staff Accountant
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re:	Celgene Corporation Form 10-K for the fiscal year ended December 31, 2008 File number 000-16132

Dear Ms. Robertson:

We acknowledge receipt of your comment letter dated June 23, 2009 in respect of Celgene’s Form 10-K for the fiscal year ended December 31, 2008.

We understand that the purpose of your review is to assist in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing.

We are asking for an extension of 20 business days for our response, meaning we plan to respond within 30 business days from the date of your letter.

Sincerely,

/s/ David W. Gryska

David W. Gryska
Senior Vice President and Chief Financial Officer

cc:   Andre Van Hoek, Vice President and Corporate Controller